[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

                      Direct Line: 212.859.8980
                      Fax: 212.859.4000
                      John.Sorkin@friedfrank.com
                      March 25, 2008

VIA EDGAR

Michael Pressman
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Office Depot, Inc.
  Responses to Comments on PREC14A filed March 17, 2008
  File No. 1-10948

Dear Mr. Pressman,

        On behalf of Levitt Corporation and Woodbridge Equity Fund LLLP (together, the "Woodbridge Group"), set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in the Staff's letter dated March 21, 2008 (the "Comment Letter") relating to the preliminary proxy statement on Form PREC14A (File No. 1-10948) (the "Proxy Statement"), filed by the Woodbridge Group on March 17, 2008. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 1 to the Preliminary Proxy Statement (the "Amended Proxy Statement"), as filed concurrently with this letter and dated March 25, 2008, via EDGAR submission. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amended Proxy Statement.

        The Amended Proxy Statement reflects, as appropriate, the responses to the Staff's comments contained herein and other changes and updates deemed necessary or appropriate by the Woodbridge Group.

Amended Proxy Statement

1.
Please explain why you believe your nominees will bring more "accountability, focus, and discipline to the way Office Depot is manage."

  Response:    The Woodbridge Group has eliminated the referenced language from the Amended Proxy Statement.

2.
We refer to the bulleted list on page 10. Please elaborate upon how you plan to implement and achieve the objectives you discuss in the bulleted list. For example, please explain in detail how your nominees will "invigorate the store experience." Your disclosure should clearly explain the specific steps necessary to implement the proposed actions. If you have no specific plans please provide balancing disclosure clearly addressing your lack of plans.

  Response:    The Woodbridge Group has eliminated the referenced language from the Amended Proxy Statement.

3.
Please note that Rule 14a-4(c)(5) allows discretionary authority to be utilized for the election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve. Please explain the legal basis for your ability to vote for substitute or additional nominees for any other reason.

  Response:    In response to the Staff's comment, the Woodbridge Group has revised the statement on page 11 of the Amended Proxy Statement with respect to its ability to vote for substitute or additional nominees.

Other

        On behalf of each participant in the Woodbridge Group's proxy solicitation, we hereby confirm to you each participant's acknowledgement that:

  •
  the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me by phone at (212) 859-8980, by fax at (212) 859-4000 or by email at John.Sorkin@friedfrank.com if you have any comments or questions about this letter.

Very truly yours,

/s/ JOHN E. SORKIN John E. Sorkin
CC:
Alan B. Levan
Chief Executive Officer and Chairman of the Board, Levitt Corporation
President, Woodbridge Capital Corporation

Mark Begelman
President, Real Estate, Construction & Development Division, BankAtlantic

Martin E. Hanaka
Retail Executions

Lois F. Herzeca, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP